PRIMARY OR OTHER INSURED TERM RIDER

This Rider is made a part of the contract to which it is attached. Except where this Rider provides otherwise, it is subject to all conditions and limitations of such contract.

DEFINITIONS:

Other Insured: the person shown on the CONTRACT SUMMARY, including the primary Insured under the contract, if so indicated.

Term Insurance Amount:  shown on the CONTRACT SUMMARY.

BENEFITS:

If the Other Insured dies while the contract and this rider are in force, we will pay the beneficiary the Term Insurance Amount when we receive proof of the Other Insured's death. We will subtract from the Term Insurance Amount any unpaid charges accruing to us at the time of death. If no beneficiary survives the Other Insured, you will be the beneficiary. If you are the Other Insured, your estate will be the beneficiary. The rights of any collateral assignee may affect the interest of the beneficiary.

TERM:

This Rider is effective until the Rider Expiry Date shown on the CONTRACT
SUMMARY.

CHARGES:

This Rider is issued in consideration of the application for it and the deduction of the additional charge shown on the CONTRACT SUMMARY. We may use rates less than those shown. We will base these rates on our expectations as to future experience.

Any change we make will be on a uniform basis for Other Insureds of the same age, sex and premium class and whose insurance has been in effect for the same length of time.

The cost pr $1,000 of the Term Insurance Amount is determined on each periodic Deduction Day. It is based on the sex, age and premium class of the Other Insured.

CHANGE IN AMOUNT:

Any time after the first Contract Anniversary, you may request a change in any Term Insurance Amount.

You must request an increase on a new application prior to the Expiry Date shown on the CONTRACT SUMMARY. We may enquire evidence of insurability satisfactory to us. Any increase will be effective on the date shown on a supplemental CONTRACT SUMMARY, provided that the first month's cost of the increase is paid. We may limit the number of increases under this Rider to one in any 12-month period.

A decrease in the Term Insurance Amount will be effective on either the periodic Deduction Day on or after the date we receive your request at our Office or the periodic Deduction Day on or after the day you request it to be effective. We will apply the decrease:

     1.   first against the most recent increase in the Term Insurance Amount;

     2. then to other increases in the Term Insurance Amount in the reverse order in which they occurred; and

     3.   last, to the initial Term Insurance Amount.

The amount of insurance remaining in effect must be at least as great as the Minimum Term Insurance Amount shown on the CONTRACT SUMMARY.

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DATE OF ISSUE:

The Date of Issue of this Rider is the same as that of the contract unless otherwise shown on Page 3.

CONTEST:

When applied to this Rider, this provision will be measured from its Date of Issue.

MISSTATEMENT:

If the age and/or sex of the Other Insured was incorrectly stated in the application, all benefits under this Rider be adjusted to that amount the charge paid would have purchased at the correct age and/or sex.

SUICIDE:

If, within 2 years from the Date of Issue of this Rider, the Other Insured dies due to suicide, while sane or insane, the amount payable will be limited to the charges paid under this Rider. If the suicide occurs within 2 years from the effective date, any increase in an Term Insurance Amount, the amount of the increased death benefits will be limited to the additional charges for the increase.

CONVERSION:

You may convert insurance under this Rider if:

     1. you notify us in writing prior to the Conversion Expiry Date shown on the CONTRACT SUMMARY; and

     2.   all past due charges have been paid; and

     3. the insurance provided by this Rider on the life of the Other Insured converting has continued for its full term or terminated due to the suicide of the Insured.

Insurance under this Rider may be converted within 31 days of termination without evidence of insurability. The new contract will be a permanent plan of life insurance which we then regularly issue for the amount requested at the Other Insured's attained age.

The new contract will be issued as provided below:

     1. the amount of insurance may not exceed the Term Insurance Amount which was in effect at the time of conversion;

     2.   the premium or rate class will be the same as under this Rider;

     3.   the premium will be based on the Other Insured's attained age;

     4.   the Contract Date will be the date on which conversion is made;

     5. the Date of Issue of the new contract will be the same as the Date of Issue of the Rider.

If the Other Insured converts all or part of the insurance under this Rider but dies within 60 days of the conversion date and before the first charge on the new contract has been deducted, we will pay the Term Insurance Amount as if the death had occurred prior to your request, in writing, for conversion.

TERMINATION:

This Rider will terminate except as provided in the Cash Values provision of the contract or th elapse Protection Guarantee Rider, if applicable, on the earliest of:

     1.   failure to pay any premium due for this Rider; or

     2. the date the Cash Surrender Value would not be enough to pay charges due for the contract or the Rider; or

     3. the periodic Deduction Day following receipt of your written request for termination of this Rider; or

     4. contract maturity or termination (subject to the Conversion provision above); or

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     5.   Expiry Date of this Rider as shown on the CONTRACT SUMMARY; or

     6.   conversion of all of the insurance under this Rider as provided above.

The insurance on the life on any Other Insured under this Rider will terminate on the earliest of:

     1.   the termination of this Rider; or

     2. receipt of written request for termination of insurance on the life of the Other Insured; or

     3. Expiry Date of insurance on the life of the Other Insured, if earlier than the Rider Expiry Date; or

     4.   the end of the period through which charges have been paid.